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                                                          OMB APPROVAL
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--------------                                   OMB Number:           3235-0104
   FORM 3                                        Expires:      December 31, 2001
--------------                                   Estimated average burden
                                                 hours per form............  0.5
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Queens County Bancorp, Inc.
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   (Last)                            (First)              (Middle)

     38-25 Main Street
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                                    (Street)

     Flushing                         NY                    11354
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     June 27, 2000
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)

     06-1377322
________________________________________________________________________________
4.   Issuer Name AND Ticker or Trading Symbol

     Haven Bancorp, Inc.     HAVN
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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


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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*    If the Form is filed by more than one Reporting Person, see Instruction
     5(b)(v).

                                                                          (Over)
                                                                 SEC 1473 (3-99)

              TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

Option to purchase       (T)        (T)             Haven Bancorp, Inc.    1,800,000     (TT)           D
Haven Bancorp, Inc.                                 Common Stock
Common Stock
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
Explanation of Responses:

(T)     Beneficial  ownership of  1,800,000  shares  reported  hereunder  is being  reported  solely as a result of the Stock Option
        Agreement,  dated as of June 27, 2000 (the "Stock Option Agreement"),  by and between Queens County Bancorp,  Inc. and Haven
        Bancorp,  Inc. The option may be exercised,  in whole or in part,  only upon certain  events (none of which,  as of the date hereof, has occurred),  as set forth in the Stock Option Agreement.  The option expires upon certain events, as set forth in the Stock Option Agreement. The option granted pursuant to the Stock Option Agreement has not yet become exercisable. Queens
        County Bancorp, Inc. expressly disclaims ownership of such shares.

(TT)    A price per share equal to $18.0625, subject to adjustment under certain circumstances.

**   Intentional misstatements or omissions of              /s/ Joseph R. Ficalora                        July 6, 2000
     facts constitute Federal Criminal Violations.          -----------------------------------------     ----------------
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).              Joseph R. Ficarola, Chairman, President       Date
                                                            and Chief Executive Officer on behalf of
                                                            Queens County Bancorp, Inc.
Note: File three copies of this Form, one of which
      must be manually signed. If space is
      insufficient, See Instruction 6 for
      procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number

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                                                                 SEC 1473 (3-99)